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                              WARBURG PINCUS FUNDS

                                   RULE 18f-3

                    (for Funds with three classes of shares)

     Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangement and expense allocation of each class (a "Class"), and any related conversion features or exchanges privileges. The differences in distribution arrangements and expenses among these classes of shares, and the exchange features of each class, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of each fund that adopts this Plan (the "Fund" and together the "Funds"), by action of the governing Board of the Fund.

     The governing Board, including a majority of the non-interested Board members of each Fund, or series thereof, which desires to offer multiple classes has determined that the following Plan is in the best interests of each class individually and the Fund as a whole:

     1. CLASS DESIGNATION. Shares of a Fund or series of a Fund may be divided into Common Shares, Institutional Shares and Advisor Shares.

     2. DIFFERENCES IN SERVICES. Credit Suisse Asset Management Securities, Inc. ("CSAMSI") will provide administrative services with respect to the Common Shares, Institutional Shares and Advisor Shares of each Fund. CSAMSI will also provide, or enter into agreements with other parties to provide, shareholder servicing and/or distribution services to holders of Common Shares. CSAMSI may compensate financial-services firms such as banks, brokers and financial advisers ("Institutions") that provide distribution services, shareholder services and/or administrative and accounting services to or on behalf of their clients or customers who beneficially own Advisor Shares.

     3.   DIFFERENCES IN DISTRIBUTION ARRANGEMENTS.

          COMMON SHARES. Common Shares are sold to the general public and are subject to distribution fees in accordance with a Shareholder Servicing and Distribution Plan adopted pursuant to Rule l2b-1 under the 1940 Act, under which Funds pay CSAMSI .25% per annum for services under that Plan. Specified minimum initial and subsequent purchase amounts are applicable to the Common Shares. Common Shares are also available through certain Institutions that may or may not charge their customers transaction fees or other fees in connection with investing in Common Shares. Certain features of a fund, such as the minimum initial or subsequent investment amounts, may be modified for investments through Institutions. CSAMSI may pay certain Institutions a fee based on the value of accounts maintained by such Institutions in Common Shares of a Fund.

          INSTITUTIONAL SHARES. Institutional Shares are available for purchase by investors who have entered into an investment management agreement with the Fund's investment adviser (the "Adviser") or its affiliates. Institutional Shares are not subject to annual distribution fees. Specified minimum initial and subsequent purchase amounts are applicable to the Institutional Shares.



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          ADVISOR SHARES. Advisor Shares are available for purchase through
Institutions. Advisor Shares may be charged a shareholder service fee (the "Shareholder Service Fee") payable at an annual rate of up to .25%, and a distribution and/or administrative services fee (the "Distribution Service Fee") payable at an annual rate of up to .50% of the average daily net assets of such Class under a Distribution Plan adopted pursuant to Rule l2b-1 under the 1940 Act. Payments may be made to an Institution directly out of the assets of the Fund or by CSAMSI on the Fund's behalf Additional payments may be made by CSAMSI, the Adviser or an affiliate of either from time to time to Institutions for providing distribution, administrative, accounting and/or other services with respect to Advisor Shares. Payments by the Fund shall not be made to an Institution pursuant to the Plan with respect to services for which Institutions are otherwise compensated by CSAMSI or an affiliate thereof. There is no minimum amount of initial or subsequent purchases of Advisor Shares.

          GENERAL. Payments may be made to organizations, the customers or clients of which invest in a Fund's Common Shares, Institutional Shares or Advisor Shares, by CSAMSI, the Adviser or an affiliate of either from such entity's own resources, which may include a fee it receives from the Fund.

          4. EXPENSE ALLOCATION. The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Servicing and Distribution Plan or Distribution Plan, as applicable; (b) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (c) expenses incurred in connection with shareholders' meetings as a result of issues relating to a specific Class.

          The distribution, administrative and shareholder servicing fees and other expenses listed above which are attributable to a particular Class are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class; PROVIDED, HOWEVER, that money market funds and other funds making daily distributions of their net investment income may allocate these items to each share regardless of class or on the basis of relative net assets (settled shares), applied in each case consistently.

          5. CONVERSION FEATURES. No Class shall be subject to any automatic conversion feature.

          6. EXCHANGE PRIVILEGES. Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies that hold themselves out to investors as part of the Warburg, Pincus family of funds and (b) shares of certain other investment companies specified from time to time.

          7. ADDITIONAL INFORMATION. This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Class; PROVIDED, HOWEVER, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes contained in this Plan. The prospectus for each Class contains additional information about that Class and the applicable Fund's multiple class structure.

          Dated: May 1, 2000


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